PRAIRIE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2019







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 010/01/18 (MM/DD/YY) AND ENDING 09/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prairie Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Lincoln Center, 18W140 Butterfield, Rd, Suite 800
(No. and Street)

Oakbrook Terrace	IL	60181
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Gross 630-443-9933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Robert Gross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prairie Capital Markets, LLC, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOMINIC J HARRIS
Official Seal
Notary Public – State of Illinois
My Commission Expires Nov 16, 2021

Notary Public

Signature

CCO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Prairie Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Prairie Capital Markets, LLC, (the "Company") as of September 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Prairie Capital Markets, LLC as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Prairie Capital Markets, LLC's auditor since 2012.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 12, 2019

PRAIRIE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2019

ASSETS

Cash	$	153,812
Other assets		2,327
TOTAL ASSETS	**$**	**156,139**

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accounts payable	$	11,771
Due to related party		4,891
TOTAL LIABILITIES	**$**	**16,662**
Member's Capital	**$**	**139,477**
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$**	**156,139**

The accompanying notes are an integral part of this financial statements.

PRAIRIE CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2019

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Prairie Capital Markets, LLC (the "Company"), a limited liability company, was organized in the state of Illinois on July 1, 2010. The Company is a wholly-owned subsidiary of Prairie Capital Holdings, Inc. ("Parent"). The Company is registered with the Securities and Exchange Commission and, is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is consulting services.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue - Effective October 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of October 1, 2018.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

PRAIRIE CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2019

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – *(Continued)*

Consulting Fee Revenue – Consulting fee revenue consists primarily of ESOP and financial advisory fees. The Company earns a retainer from its clients based upon the progress of the project. The progress of the project is evaluated quarterly based on; costs and hours charged to the engagement, project manager discussions and project status, to determine the amount of the retainer to be recognized. All retainers received by the Company were earned and recognized on or before September 30, 2019.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concentration of Cash - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limits. The Company believes it is not exposed to any significant credit risk to cash.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at September 30, 2019.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

As previously noted, the Company is wholly owned by Prairie Capital Holdings, Inc. ("Parent"). The Company is also affiliated with Prairie Capital Advisors, Inc. ("Advisors") through common ownership. There were no transactions between the Company and Advisors.

The company shares office space, employees and other overhead expenses with its Parent. In accordance with a written agreement, the Company has agreed to reimburse the Parent an amount equal to 5% of the costs that the Parent has incurred for these shared expenses. Effective January 1, 2019, this rate was reduced to 2%. The expenses incurred to the Parent during the year ended September 30, 2019 pursuant to the agreement are as follows:

Expense	Amount
Compensation	$ 129,228
Occupancy	17,656
Other expenses	33,608
Total	$ 180,492

At any time, the Parent has the authority to forgive payment and treat that amount as a non-cash contribution to the Company. There were no non-cash contributions during the year ended September 30, 2019.

At September 30, 2019, $4,891 was due to the Parent, as stated in the statement of financial condition.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at September 30, 2019, the Company had net capital and a net capital requirement of $137,150 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 12%.

NOTE 4 - INCOME TAXES

As a single member limited liability company, the Company is not recognized for federal and state income tax purposes as a taxable entity. Therefore, income taxes are the responsibility of the individual shareholders of the Parent.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2015.

NOTE 5 - MAJOR CUSTOMERS

For the year ended September 30, 2019, approximately 99% of the Company's revenue was derived from four customers. There is no balance in consulting fees receivable from any of these customers.

NOTE 6 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. No further disaggregation is warranted at September 30, 2019.